EXHIBIT 3

                               RIGGS PARTNERS LLC
                               3945 CENTRAL AVENUE
                         WESTERN SPRINGS, ILLINIOS 60558
                                 (708) 246-7022

February 23, 2001

Algiers Bancorp, Inc.
1 Westbank Expressway
New Orleans, Louisiana 70114
Attention: Secretary

Gentlemen,

      In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, Riggs Partners LLC ("Riggs") hereby submits to Algiers Bancorp, Inc. (the "Company") the following proposal and supporting statement for inclusion in the Company's proxy statement for the next annual meeting of shareholders:

                                    Proposal

      RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale by (i) retaining a nationally recognized investment banking firm for the specific purpose of soliciting offers to acquire the Company by way of merger, asset sale or otherwise and (ii) establishing a committee of the Board of Directors consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company.

                              Supporting Statement

      Riggs believes that it is unlikely that the Company can presently operate profitably or that shareholders will receive an acceptable return on their investment in the forseeable future through Company operations and that the Company should therefore take advantage of the rapid consolidation occurring in the banking industry by selling the Company. According to SNL Securities, an industry publication, the average multiple received in announced savings and loan mergers nationwide for the last two quarters of 2000 was 141% times book value. At that multiple, Algiers' stockholders would receive approximately $19.37 per share (based on the Company's September 30, 2000 book value). While, unlike Algiers, most of the banks involved in the survey were profitable, any premium to Algiers' book value would be a vast improvement


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to Algiers' current market price. Therefore, Riggs has submitted a proposal for consideration by shareholders requesting that the Company retain an investment banking firm for the purpose of soliciting offers to acquire the Company.

      Since the company's $10.00 per share initial public offering ("IPO") in 1996, its book value per share has declined from $14.50 to $13.74 as of September 30, 2000, in spite of management's opportunities to repurchase stock in the open market at prices below book value. Now that the Company has been issued a "Cease and Desist" order by the Office of Thrift Supervision due to management's failure to comply with its regulatory responsibilities, the potential for the company to enhance shareholder value by repurchasing shares is no longer likely to be an option. In addition, the added expense associated with complying with the "Cease and Desist" order make it unlikely that the Company can operate profitably or that shareholders can expect an acceptable return on their investment in the Company. Indeed, almost five years have passed since the IPO and the stock remains mired below the IPO price.

      Riggs is submitting this proposal, and seeking the sale of the Company, as a concerned shareholder who believes that the best opportunity for long-term shareholders to realize any return on their investment is to sell the Company. Accordingly, Riggs urges its fellow shareholders to vote FOR this proposal.

                         *******************************

      Riggs currently owns 42,000 shares of the Company's common stock and has beneficially owned common stock valued at more than $2000 for more than one year as of the date of this letter. In accordance with Rule 14a-8, attached hereto as Exhibit A is a letter from East Shore Partners, Inc. verifying the uninterrupted ownership of such securities by Riggs during such period. Riggs intends to continue to own at least $2,000 in market value of the common stock through the date of the Company's next annual meeting of stockholders.

      Notice of any alleged deficiencies with respect to this submission (which Riggs reserves the right to cure) should be sent to the executive offices of Riggs at the address provided above.

Very truly yours,


/s/ Philip J. Timyan

Philip J. Timyan

Managing Member


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